EXHIBIT 12

Columbia Banking System, Inc.

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock

Dividend Requirements

	2009	2008	2007	2006	2005
	(dollars in thousands)
Excluding interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)	$4,433	$10,240	$15,467	$13,074	$5,312
Interest within rental expense	917	938	886	779	778
Preferred stock dividends	3,845	427	—	—	—

Total fixed charges	$9,195	$11,605	$16,353	$13,853	$6,090

Earnings:
Income (loss) before income taxes	$(12,946)	$1,062	$44,134	$44,236	$41,323
Fixed charges	9,195	11,605	16,353	13,853	6,090
Less: Preferred stock dividends	(3,845)	(427)	—	—	—

Total earnings	$(7,596)	$12,240	$60,487	$58,089	$47,413

Ratio of earnings to fixed charges, excluding interest on deposits	N/A (1)	1.05	3.70	4.19	7.79
Coverage deficiency	$(16,791)	—	—	—	—

Including interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)	$4,433	$10,240	$15,467	$13,074	$5,312
Interest expense on deposits	23,250	45,307	59,930	40,838	25,983
Interest within rental expense	917	938	886	779	778
Preferred stock dividends	3,845	427	—	—	—

Total fixed charges	$32,445	$56,912	$76,283	$54,691	$32,073

Earnings:
Income (loss) before income taxes	$(12,946)	$1,062	$44,134	$44,236	$41,323
Fixed charges	32,445	56,912	76,283	54,691	32,073
Less: Preferred stock dividends	(3,845)	(427)	—	—	—

Total earnings	$15,654	$57,547	$120,417	$98,927	$73,396

Ratio of earnings to fixed charges, including interest on deposits	N/A (1)	1.01	1.58	1.81	2.29
Coverage deficiency	$(16,791)	—	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $16.8 million